

Bogdan Pelea · 3rd

 **Splash Creative**

CTO at Splash Creative

Randolph, New Jersey, United States · 370 connections ·

Contact info

Experience



Chief Technology Officer
Splash Creative
Dec 2018 – Present · 2 yrs 5 mos
Englewood Cliffs, New Jersey



Senior Web Developer
Streamark
Oct 2014 – Dec 2018 · 4 yrs 3 mos

SENIOR WEB DEVELOPER
Kolectiv Studio
May 2012 – Oct 2014 · 2 yrs 6 mos

IT Specialist
SC International Leasing IFN SA
Aug 2011 – Apr 2012 · 9 mos
București, România

IT Specialist

DEKS INTEGRATOR

Dec 2006 – Aug 2011 · 4 yrs 9 mos

București, România

Licenses & certifications



Certified Widevine Implementation Partner

Google

See credential



